HOTH THERAPEUTICS, INC.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

February 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Effie Simpson
Doug Jones
Julie Griffith
Susan Block

Re:	Hoth Therapeutics, Inc.
Amendments Nos. 3 and 4 to
Registration Statement on Form S-1
Filed February 1, 2019 and February 4, 2019
File No. 333-227772

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hoth Therapeutics, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 5, 2019 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form S-1 Amendment No. 3 filed February 1, 2019

Exclusive Forum, page 82

1.            We note your response to prior comment 2. However, it is not clear whether your exclusive forum provision applies solely to state law claims. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. If the provision applies to Securities Act claims, please revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company has revised disclosure in the Registration Statement to indicate that the exclusive forum provision applies solely to state law claims and that this provision does not apply to actions arising under the Securities Act, or Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Company has filed Amended and Restated Bylaws as Exhibit 3.5, which will become effective immediately prior to the closing of the offering. The Amended and Restated Bylaws specify that the exclusive forum provision applies solely to state law claims and that the provision would not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Sincerely,

Hoth Therapeutics, Inc.

\s\ Robb Knie

By: Robb Knie

Title: Chief Executive Officer